Filed Pursuant to Rule 424(b)(3)
Registration No. 333-269880

PROSPECTUS SUPPLEMENT

DATED NOVEMBER 3, 2025

(To Prospectus Dated February 21, 2023)

Dominion Energy, Inc.

This is a prospectus supplement to the prospectus of Dominion Energy, Inc. dated February 21, 2023 (the Prospectus), as previously supplemented by the prospectus supplement dated August 22, 2025 (the Prospectus Supplement), which relates to Dominion Energy’s direct stock purchase and dividend reinvestment plan, Dominion Energy Direct. Effective as of November 10, 2025, certain fees payable by investors with respect to Dominion Energy Direct will change. The Fee Schedule set forth below reflects a summary of fees effective as of November 10, 2025.

Additionally, effective November 10, 2025, you can purchase shares with optional cash investments as often as twice per week. Share purchases through Dominion Energy Direct, effective November 10, 2025, will generally be made each Tuesday and Friday. Purchase dates can vary or be suspended for up to two weeks without notice. Notwithstanding an election to reinvest dividends, dividends may be paid in cash on one or more occasions if necessary for administrative reasons.

All other provisions of Dominion Energy Direct as currently in effect remain unchanged. Please see the Prospectus and the Prospectus Supplement for more information concerning Dominion Energy Direct, including contact information for Computershare Trust Company, N.A., the administrator of Dominion Energy Direct. Please contact the administrator with any questions concerning fees or order processing.

Dominion Energy Direct

Fee Schedule

Investment Fees
Dividend reinvestment (quarterly)	2%, not to exceed $1.00
Dividend reinvestment processing fee (per share)	$0.05*
Optional purchase – check (per investment)	$3.00
Optional purchase – ACH (per investment)	$3.00
Optional purchase processing fee (per share)	$0.05**
Sales Fees
Batch Order (per transaction)	$25.00
Market Order (per transaction)	$25.00
Day Limit Order (per transaction)	$25.00
Good-Til-Cancelled Limit Order (per transaction)	$25.00
Sale processing fee (per share)	$0.12**
Administrator representative assistance (per transaction)	$15.00
Direct deposit/wire of sale proceeds (per transaction)	$35.00
Overnight delivery of sale proceeds (per transaction)	$25.00
Other Fees
Stock certificate issuance - online (per certificate)	$25.00
Stock certificate issuance – representative (per certificate)	$40.00
Returned check or ACH (per return)	$35.00
Replacement check (per check)	10% of value, not to exceed $20.00
Historical duplicate statements (per statement)	$25.00

*

Applicable only when Dominion Energy is funding Dominion Energy direct with open market purchases rather than newly issued shares. Any fractional share will be rounded up to a whole share for purposes of calculating the per share processing fee.

**

Per share processing fees include any applicable brokerage commissions the administrator is required to pay. Any fractional share will be rounded up to a whole share for purposes of calculating any per share processing fee.

This prospectus supplement constitutes part of your prospectus and we suggest that you keep this with your permanent investment records since it contains important information about Dominion Energy Direct.